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                                                                    Exhibit 6.32

                       FIRST AMENDMENT OF LEASE AGREEMENT

PARTIES

This First  Amendment  of Lease  Agreement  is  entered  into this            of
September, 1996, by and between ROEBBELEN LAND COMPANY, a California limited partnership, (hereinafter referred to as Landlord), and FOOD EXTRUSION, INC., (hereinafter referred to as Tenant).

RECITALS

Landlord and Tenant entered into a written Lease Agreement in July, 1996, for the lease of certain premises known as Suites D, B, and F, 1261 Hawks Flight Court, El Dorado Hills, California 95762, (hereinafter referred to as the Premises).

Tenant has been required by the El Dorado County Building Department to structurally reinforce the roof system of the Premises as a condition for installation of new air conditioning units. Landlord has agreed to reimburse Tenant for one-half of the cost to reinforce the roof system.

TERMS

NOW, THEREFORE, the parties agree as follows:

 1. Tenant shall provide Landlord with a copy of documentation from Tenant's contractor which establishes the full cost to reinforce the roof system of the Premises for installation of new air conditioning units.

 2. Landlord shall reimburse Tenant for one-half the cost to reinforce the roof system as a credit against Tenant's first annual payment of rent

All other terms and conditions of the Lease shall remain the same.

IN WITNESS WHEREOF, this First Amendment of Lease Agreement has been duly executed by the parties as of the date first above written.

Landlord:                                   Tenant:

ROEBBELEN LAND COMPANY                      FOOD EXTRUSION, INC.
A California limited partnership            A Nevada corporation


By:      /s/ David Thuleen                  By:      /s/ Daniel McPeak
         David Thu1een                               Daniel McPeak
         General Partner                             Chairman of the Board